05011814

SUPPL

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

PROCESSING SECTION
MAIL RECEIVED
OCT 11 2005
183
WASH. D.C.

ANNOUNCEMENT

The board of the directors (the "**Board**") of 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**") hereby announces that at a Board meeting held on 23rd September, 2005, it was resolved that Mr. Geng Yuanzhu (耿元柱) and Mr. Gou Wei (苟偉) were appointed as the Company's Deputy General Managers with effect from 19th September, 2005, and Mr. Sun Qingsong (孫青松) has since that day ceased to be a Deputy General Manager of the Company.

The biographical details of Mr. Geng and Mr. Gou are set out as follows:

Mr. Geng Yuanzhu, born in November 1964, is a post-graduate. Mr. Geng graduated from Shandong Industrial University and began his career in 1988. He is experienced in power generation, operation and management. He has served in Weifang Power Plant, Luneng Hainan Guangda Property Company Limited and Zouxian Power Plant. Previously, he was the manager of Zouxian Power Plant.

Mr. Gou Wei, born in December 1967, is a post-graduate and senior engineer. Mr. Gou graduated from North China Electric Power University and began his career in 1989. He is experienced in power generation, operation and management. He has served in Jiangyou Power Plant and Sichuan Guangan Power Generation Company Limited. Previously, he was the general manager of Sichuan Guangan Power Generation Company Limited.

By order of the Board
HUADIAN POWER
INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Company's directors, as at the date hereof, are:

He Gong	(Chairman)
Chen Feihu	(Vice Chairman)
Zhu Chongli	(Vice Chairman)
Chen Jianhua	(Executive Director)
Tian Peiting	(Executive Director)
Wang Yingli	(Non-executive Director)
Zhang Bingju	(Non-executive Director)
Peng Xingyu	(Non-executive Director)
Ding Huiping	(Independent non-executive Director)
Zhao Jinghua	(Independent non-executive Director)
Wang Chuanshun	(Independent non-executive Director)
Hu Yuanmu	(Independent non-executive Director)

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Shandong, the People's Republic of China
23rd September, 2005

* *for identification only*

dlw 10/19